February 13, 2024

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Erin Donahue Charles Eastman Ernest Greene Evan Ewing

Re:	Gauzy Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted December 19, 2023 CIK No. 0001781446

Dear Ms. Donahue:

On behalf of Gauzy Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated January 11, 2024, relating to the above referenced Amendment No. 1 to the Draft Registration Statement on Form F-1 (CIK No. 0001781446) submitted by the Company on December 19, 2023 (the “Amendment No. 1”).

Concurrent with the submission of this letter, the Company is submitting via EDGAR Amendment No. 2 to the Draft Registration Statement on Form F-1 (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 2.

Draft Registration Statement on Form F-1 Amendment No. 1

Presentation of Financial Information, page ii

1.	You disclose that the “financial statements of Vision Lite SAS, or Vision Lite, are filed in this prospectus for the purposes of complying with Section 3-05 of Regulation S-X.” We did not find separate audited financial statements of Vision Lite in this amendment. Please advise or revise to resolve this inconsistency.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page ii under the heading “Presentation of Financial Information.” The Company respectfully notes that since the Company’s acquisition of Vision Lite SAS (the “Business Combination) occurred prior to the date of the most recent audited financial statements of the Company in the Amendment No. 2, in accordance with Rule 3-05(b)(4)(iv) of Regulation S-X, the separate audited financial statements of Vision Lite SAS are not required to be included in the financial statement to the Amendment No. 2.

In addition, the Company respectfully notes that it removed the unaudited pro forma condensed combined financial information to give effect to the Business Combination in Amendment No. 2. Rule 3-05 of Regulation S-X requires pro forma financial information to be furnished during the most recent fiscal year or subsequent interim period for which a balance sheet is required by Rule 3-01 of Regulation S-X following a significant business acquisition. Accordingly, since the Business Combination closed on January 26, 2022, the pro forma financial information is no longer required under Rule 3-05 of Regulation S-X as the Business Combination did not occur during the most recent fiscal year or subsequent interim period for which a balance sheet is required by Rule 3-01 of Regulation S-X.

Prospectus Summary

Competitive Strengths, page 11

2.	We note your disclosure that you “plan to expand production to an additional five leading OEMs in 2024...” Please revise your disclosure to provide more information and state whether any agreements have been entered into.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 10 and page 16.

Use of Proceeds, page 69

3.	We note your response to prior comment 7. We also note the added disclosure on page 19 that “[t]he First Earn Out Payment will become accelerated and immediately due and payable within 15 days following the occurrence of the listing of our securities on a U.S. securities exchange, which will occur following the consummation of this offering.” Tell us if the payment will be paid out of your offering proceeds and, if applicable, provide disclosure in the use of proceeds section.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 19, page 23, page 69, page 75, page 81 and page 125.

Compensation, page 131

4.	Please update your compensation information for the fiscal year ended December 31, 2023.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 131 to update its compensation information for the fiscal year ended December 31, 2023.

Index to Financial Statements, page F-1

5.	We remind you, to the extent you file publicly prior to March 31, 2024, please provide audited financial statements that are no more than twelve months old pursuant to Item 8.A.4 of Form 20-F. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2 to Item 8.A.4, please file the necessary representations as an exhibit to the registration statement. Refer to Question 101.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Securities Act Forms.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to file its audited financial statements for the year ended December 31, 2023 no later than the first public filing of the registration statement on Form F-1.

Please contact me at (212) 801-9221 if you have any questions or require any additional information in connection with this letter or the Company’s submission of Amendment No. 2.

Sincerely,

/s/ Mark Selinger, Esq.

cc: Meir Peleg, Chief Financial Officer